#19

05007297

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacific Lottery Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 25 2005 E

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4832 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE: 4/19/05

82-4032

RECEIVED
2005 APR 19 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
12-31-04

Consolidated Financial Statements of

PACIFIC LOTTERY CORPORATION

(A Development Stage Enterprise)

Years ended December 31, 2004 and 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

March 4, 2005

Auditors' Report

To the Shareholders of
Pacific Lottery Corporation

We have audited the consolidated balance sheet of **Pacific Lottery Corporation** as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2003 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated May 18, 2004.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

PACIFIC LOTTERY CORPORATION

(A Development Stage Enterprise)

Consolidated Balance Sheets
As at December 31,

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 1,385,462	$ 2,248,994
Interest and other receivables	53,833	101,698
Deposits	1,996	–
	1,441,291	2,350,692
Deferred financing costs	19,671	–
Capital assets (note 4)	291,607	615,631
	$ 1,752,569	$ 2,966,323
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 50,937	$ 63,334
Shareholders' equity (deficiency):		
Share capital (note 5)	25,733,513	25,733,513
Contributed surplus (note 2)	2,267,777	2,267,777
Deficit	(26,299,658)	(25,098,301)
	1,701,632	2,902,989
	$ 1,752,569	$ 2,966,323

Future operations (note 1)
Commitments and contingencies (note 9)

See accompanying notes to consolidated financial statements.

Approved by the Board:

(signed) "David Aftergood" ______________, Director

(signed) "Peter Wallis" ________________, Director

PACIFIC LOTTERY CORPORATION

(A Development Stage Enterprise)

Consolidated Statements of Operations and Deficit
Years ended December 31,

	2004	2003
Expenses (Income):		
General and administrative	925,287	1,312,652
Depreciation and amortization	345,366	213,757
Interest on short-term debt and contracts payable	2,452	2,318
Legal settlement	–	135,373
Interest income	(29,720)	(41,221)
Lottery	(42,028)	(61,684)
Net loss	1,201,357	1,561,195
Deficit, beginning of year	25,098,301	23,537,106
Deficit, end of year	$ 26,299,658	$ 25,098,301
Net loss per share – basic and diluted	$ 0.02	$ 0.04
Weighted average shares outstanding	58,704,016	38,464,533

See accompanying notes to consolidated financial statements.

PACIFIC LOTTERY CORPORATION

(A Development Stage Enterprise)

Consolidated Statements of Cash Flows
Years ended December 31,

	2004	2003
Cash provided by (used in):		
Operations:		
Net loss	$ (1,201,357)	$ (1,561,195)
Items not involving cash:		
Depreciation of capital assets	345,366	213,757
Cash flow used in operations	(855,991)	(1,347,438)
Change in non-cash working capital balances	33,472	(317,513)
	(822,521)	(1,664,951)
Financing:		
Related party repayments	–	(188,924)
Issue of common shares, net of issue costs	–	4,404,392
Deferred financing costs	(19,671)	–
	–	4,215,468
Investing:		
Acquisition of capital assets	(21,342)	(390,625)
	(21,342)	(390,625)
Increase (decrease) in cash	(863,532)	2,159,892
Cash and cash equivalents, beginning of year	2,248,994	89,102
Cash and cash equivalents, end of year	$ 1,385,462	$ 2,248,994

Supplemental cash flow information (Notes 7)

See accompanying notes to consolidated financial statements.

1. Nature of business and future operations:

Pacific Lottery Corporation *(A Development Stage Enterprise)* (the "Company") is incorporated under the laws of the Province of Alberta. The Company is a development stage enterprise as its principal business activities include research, development, and manufacture, operate and manage lottery central systems. To date the Company has received incidental revenues from its business activities and is currently focusing its efforts on the development and implementation of a lottery system in South Vietnam.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a loss of $1,201,357 (2003 – $1,561,195) for the year ended December 31, 2004 and has a deficit of $26,299,658 (2003 – $25,098,301) as at December 31, 2004. The losses have been funded primarily by the issuance of equity. The Company's ability to continue as a going concern is uncertain and dependent on its ability to obtain additional capital and on the continued support of its shareholders. The outcome of these matters cannot be predicted at this time. The continuation of the Company's research and development activities and the commercialization of its lottery gaming systems is dependent upon the Company's ability to successfully complete its research and development programs, purchase lottery equipment, obtain government approvals for its products, and finance its cash requirements through equity financings. With existing cash on hand, the Company requires approximately $2.5 million in additional financing to complete the minimum purchase of the equipment, marketing, and overheads to fulfill the first phase of objectives in the Ho Chi Minh City online lottery program, which the Company plans on financing through the completion of a public offering.

These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.

2. Reorganization:

During April 2003 the Company completed a reorganization of its business affairs that involved six interrelated transactions as follows:

(a) On May 30, 2002 a 2002 Share Purchase Agreement was executed between the Company and the shareholder of Emerging Market Solutions International Inc. ('EMSI"), whereby all of the shares of EMSI were to be sold to the Company. The purchase price being 18,333,333 convertible preferred shares at an issue price of thirty cents ($0.30) per share. The closing date for the 2002 Share Purchase Agreement was the earlier of April 15, 2003 and sixty (60) days after satisfaction of the conditions therein. The 2002 Share Purchase Agreement was made with the expectation of a complimentary agreement being executed with Lottery and Wagering Solutions Inc. ("LWSI"), releasing EMSI from all obligations emanating from a previous agreement, and the signing of an agreement between the Company, EMSI, and ("LWSI") to settle the note payable owing to LWSI in exchange for shares of the Company. This agreement closed successfully April 7, 2003.

2. Reorganization (continued):

EMSI's value to the Company arises from its exclusive ownership of a contract with the Government of Vietnam to supply an on-line lottery system to Ho Chi Minh City. From its inception to April 7, 2003 EMSI incurred costs associated with research, development and implementation of the on-line lottery system in Ho Chi Minh City.

At April 7, 2003 EMSI had no identifiable assets and an accumulated deficit of $1,574,679. The amount due to the Company for advances to EMSI was eliminated on acquisition. The transaction was between related parties and therefore the transactions are recorded at carrying values, whereby the Company assigned no value to the preferred shares issued on acquisition and allocated the negative net assets acquired of $1,574,679 against contributed surplus, arising from the transaction described in Note 2(c).

The 18,333,333 Series III preferred shares were converted into common shares of the Company on August 7, 2003.

(b) The LWSI Agreement, executed on October 10, 2002, released EMSI and LWSI from all obligations, respectively, under a former acquisition agreement. In anticipation of closing on the 2002 Share Purchase Agreement, LWSI had advanced EMSI cash of approximately $1,580,000 and incurred costs of approximately $694,000, for which EMSI recognized an account payable to LWSI. Under the terms of the LWSI Agreement, LWSI agreed to accept as consideration, for the amount payable to it by EMSI, shares issued by the Company at a rate of thirty cents ($0.30) per share, subject to an average share bid price condition, as satisfaction of the outstanding liability to LWSI from EMSI. The settlement of the total liability owing to LWSI resulted in 7,962,620 additional shares of the Company being issued over and above the 18,333,333 convertible preferred shares issued to the shareholder of EMSI, as discussed further in this note. Conditional to the anticipated closing on the 2002 Share Purchase Agreement and to the anticipated debt repayment from the Company, on or before April 15, 2003, the LWSI Agreement effectively settled any balance owing from EMSI to LWSI. The 2002 Share Purchase Agreement closed April 7, 2003.

(c) On April 7, 2003, the Company concluded a debt settlement agreement with two related parties. In exchange for 9,166,666 common shares, the Company extinguished the $2,250,000 short term debt, $250,000 long term loan payable and $250,000 Series II preferred shares. The debt holders as part of the settlement agreement waived all accrued interest related to the short and long term debt, accordingly, the Company allocated to contributed surplus accrued interest of $3,842,456.

(d) On April 7, 2003, the Company concluded a private placement of shares with Genting International Management Services Pte. Ltd. ("GIMS"). The Company sold 18,000,000 common shares at twenty five cents ($0.25) per share and 18,000,000 share purchase warrants convertible to common shares at twenty five cents ($0.25) per share expiring two (2) years from closing. Consideration received by the Company for this transaction was $4,500,000.

2. Reorganization (continued):

(e) On April 7, 2003, the Company issued 1,400,000 warrants exercisable at thirty cents ($0.30) per share for a two (2) year period to LWSI as a finder's fee in relation to the additional financing and settlements also closing on this date.

(f) On April 7, 2003, the Company issued 100,000 warrants exercisable at thirty cents ($0.30) per share for a two (2) year period to Leede Financial Markets Inc. per a Share Option Agreement executed on the closing date for their efforts in sponsoring of new financing and the Companies restructuring reflected in the agreements otherwise closing April 7, 2003.

2003 reorganization summary:

	Number of Shares	Amount
Common shares issued:		
Acquisition of EMSI	18,333,333	-
Settlement of short and long term debt	9,166,666	2,750,000
Settlement of amounts due to LWSI as part of EMSI acquisition	7,962,620	2,238,297
Private placement with GIMS	18,000,000	4,500,000
	53,462,619	$9,488,297

3. Significant accounting policies:

(a) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates and such differences could be material.

(b) Principles of consolidation:

The financial statements include the accounts of the Company and its wholly-owned subsidiaries; Applied Gaming Solutions International Inc. which was incorporated May 11, 1999 and has had minimal activity since that date and Emerging Market Solutions International Inc. (acquired April 7, 2003) incorporated under Barbados law on April 19, 2001. All significant intercompany transactions and balances have been eliminated upon consolidation.

c) Research and development costs:

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian Generally Accepted Accounting Principles for deferral and amortization.

3. Significant accounting policies (Continued):

(d) Capital assets and depreciation:

Capital assets are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line and double declining basis' at the following annual rates which are designed to apportion the costs of the assets over their estimated useful lives:

Assets	Rate
Lottery equipment	5 years
Computer equipment	30%
Computer software	30%
Gaming equipment	30%
Office furniture and equipment	20%

(e) Impairment:

The Company regularly evaluates the carrying value of its capital assets for impairment. The carrying value of an asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a write-down is recognized based on the amount by which the carrying value exceeds the fair market value. Fair market value is determined using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on assets to be disposed of are determined in a similar manner, except that fair market values are reduced by the cost to dispose of such assets.

(f) Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of 90 days or less when purchased.

(g) Income taxes:

The asset and liability method is used for determining income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

No recognition of future income assets has been reflected in these financial statements as the Corporation has yet to achieve profitable operations.

3. Significant accounting policies (Continued):

(h) Stock-based compensation:

The Company records all stock-based payments to the company's officers, directors and employees, granted on or after January 1, 2003, and all stock-based payments to non-employees granted on or after January 1, 2002, at fair value. The fair value of stock options is determined using the Black-Scholes Option Pricing Model. The fair value of stock options that vest in the year is recorded as an expense in the statement of operations for the year.

(i) Earnings and loss per share:

Basic earnings or loss per share is calculated by dividing net income or loss by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated by dividing net earnings or loss by the weighted average number of common shares outstanding during the year after giving effect to dilutive potential common shares. The dilutive effects of stock options and warrants are determined using the treasury stock method. The dilutive effects of convertible securities are determined using the if-converted method.

(j) Deferred financing:

The legal, accounting and printing costs relating to the preparation of the offering memorandum and other supporting documentation related to current financing efforts have been deferred. These costs will either be netted against the proceeds from the offering or written off to expense, depending on the results of the public offering.

(k) Foreign currency:

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchanges are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(l) Revenue recognition:

Revenue consists of the Company's share of wagers placed and is recognized upon receipt of cash proceeds.

4. Capital assets:

December 31, 2004	Cost	Accumulated Depreciation	Net Book Value
Lottery equipment	$ 2,594,286	$ 2,570,628	$ 23,658
Computer equipment	29,354	7,823	21,531
Computer software	374,532	138,409	236,123
Office furniture and equipment	36,842	26,547	10,295
	$ 3,035,014	$ 2,743,407	$ 291,607

4. Capital assets (continued):

December 31, 2003	Cost	Accumulated Depreciation	Net Book Value
Lottery equipment	$ 2,594,286	$ 2,316,667	$ 277,619
Computer equipment	19,061	1,586	17,475
Computer software	363,483	55,542	307,941
Office furniture and equipment	36,842	24,246	12,596
	$ 3,013,672	$ 2,398,041	$ 615,631

5. Share capital:

(a) Authorized:

Unlimited number of common shares

Unlimited number of preferred shares issuable in series with terms and conditions to be determined by the Board of Directors

700,000 Series I convertible preferred shares - Retired

250,000 Series II preferred shares – Retired (See Note 1 (c))

18,333,333 Series III preferred shares – Converted to common shares (See Note 1 (a))

(b) Issued:

	Number of Shares	Amount
Common shares:		
Balance, December 31, 2001	3,369,058	$15,779,122
Issued for conversion of debt	1,872,339	561,702
Balance, December 31, 2002	5,241,397	$16,340,824
Issued on reorganization (note 1)	53,462,619	9,488,297
Issue costs	-	(95,608)
Balance, December 31, 2003 and 2004	58,704,016	$25,733,513

(c) Stock options:

Under the Company's stock option plan, the Company may grant options to employees, consultants, officers and directors totaling up to 5% of the issued and outstanding common shares. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 1% of the issued and outstanding common shares.

5. **Share capital** (continued):

The following table summarizes the status of the stock option plan as of December 31, 2004 and 2003 and the changes during the years then ended:

	2004		2003	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	1,639,236	$ 0.76	189,236	$ 4.10
Granted	100,000	0.32	1,450,000	0.32
Exercised	-	-	-	-
Cancelled	(189,236)	4.10	-	-
Outstanding, end of year	1,550,000	$ 0.32	1,639,236	$ 0.76

All options outstanding as at December 31, 2004 are not exercisable, as they are not yet vested.

The weighted average remaining term of the options at December 31, 2004 is 3.86 years (2003 – 4.44).

All options outstanding as at December 31, 2004 will vest upon the company earning the first revenue from the Ho Chi Minh City lottery program.

The fair value of stock options has been estimated on the date of grant by reference to the Black-Scholes option-pricing model. For the years ended December 31, 2004 and 2003, the Company assumed that the life of all options granted equals four years, no common share dividends will be paid, average volatility of 10% and an average risk free interest rate of 2.5%. The fair value of options granted during the years ended December 31, 2004 and 2003 was not material.

(d) Warrants:

In conjunction with the private placement of shares in April of 2003, a certain number of warrants were issued by the Company to the purchaser and other participants of the transaction.

The following table summarizes warrants issued by the Company as of December 31, 2004 and 2003 and the changes during the years then ended:

5. Share capital (continued):

	2004			2003		
	Shares	Weighted-Average Exercise Price		Shares	Weighted-Average Exercise Price	
Outstanding at beginning of period	19,500,000	$	0.25	-	$	-
Granted	-		-	18,000,000		0.25
Granted	-		-	1,500,000		0.30
Outstanding and exercisable, end of period	19,500,000	$	0.25	19,500,000	$	0.25

The warrants expire on April 7, 2004.

6. Income taxes:

As at December 31, 2004, the Company has approximately $1,668,584 (December 31, 2003 - $1,892,607) of available undepreciated capital costs and deductions and $21,962,018 (December 31, 2003 - $20,760,661) of unutilized non-capital loss carry forwards. The following table sets out the year of expiry with it's respective non-capital loss carry forward amount:

Year of Expiry		Amount
2006	$	3,625,787
2007		11,226,424
2008		4,347,255
2009		-
2010		1,561,195
2011		1,201,357
	$	21,962,018

The Company also has $1,090,000 of capital losses available to reduce future capital gains. No recognition has been given in these financial statements to the potential future benefit of the foregoing loss carry forwards, undepreciated capital costs or deductions.

7. Supplemental disclosure of cash flow information:

(a) Change in non-cash working capital balances:

	2004	2003
Accounts receivable	$ 47,865	$ (99,046)
Deposits	(1,996)	-
Prepaid expenses	-	1,270
Accounts payable and accrued liabilities	(12,397)	(219,737)
	$ 33,472	$ (317,513)

(b) Other cash transactions:

	2004	2003
Interest paid	$ 2,447	$ 2,318

c) Non-cash transactions:

	2004	2003
Common shares issued:		
On settlement of accounts payable	$ -	$ 2,750,000
On settlement of LWSI debt from acquisition of EMSI	$ -	$ 2,238,297

8. Financial instruments:

a) Fair value:

The fair values of the Company's financial assets and liabilities at December 31, 2004 approximate their carrying values due to the short-term maturity of the instruments.

b) Foreign exchange risk:

Foreign exchange risk is the risk that variations in exchange rates between the Canadian dollar and foreign currencies will affect the Company's operating and financial results. The Company earns a significant portion of its operating revenue in U.S. dollars and does not use derivative instruments to reduce its exposure to this foreign exchange risk.

9. Commitments and contingencies:

a) Pursuant to an agreement dated May 27, 1998 between the Company and the Construction Lottery of the Capital - Hanoi, a Government agency of the Socialist Republic of Vietnam, the Company agreed to provide system software, central equipment and lottery terminals, installation and development plans, training, marketing and maintenance programs in order to provide the government of the Socialist Republic of Vietnam with technology and a lottery system capable of establishing an on-line lottery system in Hanoi.

The term of the agreement is seven years, commencing August 9, 1999, the date the first on-line sales began. The Company is paid, weekly, 4% of the gross sales of the on-line lottery system during each of the first five years of the agreement and one percent of the gross sales in the sixth and seventh year. All amounts payable to the Company are paid in U.S. dollars to a financial institution outside of the Socialist Republic of Vietnam.

b) Pursuant to an agreement dated April 16, 2001 between the Company and Newtataco (formerly Detetour) (the "Agreement"), a Government agency of the Socialist Republic of Vietnam, the Company agreed to provide system software, central equipment and lottery terminals, installation and development plans, training, marketing and maintenance programs in order to provide the government of the Socialist Republic of Vietnam with technology and a lottery system capable of establishing an on-line lottery system in Ho Chi Minh City.

The term of the agreement is ten years, commencing the date the first on-line sales begin. The Company is to be paid, weekly, 10% of the gross sales of the on-line lottery system. In conjunction with the Agreement, the Company contracted consultants necessary to facilitate its relations with government structures, for which they are paid 2.5% of gross sales for years one through five and 4.3% of gross sales for years six through ten, from the 10% portion allotted to the Company. Additionally, there is a commitment within the Agreement for marketing expenditures of 3% of gross sales each year. All amounts payable to the Company are paid in U.S. dollars to a financial institution outside of the Socialist Republic of Vietnam.

c) In May 2004, the Corporation executed an agreement with the Centre For Micro-Electronics And Information Technology ("IMET") for the manufacture of the terminals for the Corporation in accordance with the specifications and in satisfaction of its contractual obligations to provide terminals for the launch of the Ho Chi Minh City modern online lottery program. The agreement with IMET allows for pricing at various volume levels. The minimum number of terminals to satisfy the Corporation's commitment to the Ho Chi Minh City lottery program is 600 terminals. Therefore, the agreement with IMET requires a purchase of $1,867,380 USD, which includes unit price, packaging, transportation and warranty. Subsequently, the agreement has been assigned to Hanoi Electronics Corporation of Hanoi City, Vietnam.

PACIFIC LOTTERY CORPORATION

Form 51-102F1

MANAGEMENT'S DISCUSSION AND ANALYSIS, Page 1 of 11

For the year ended December 31, 2004

ISSUER DETAILS NAME OF ISSUER Pacific Lottery Corporation	FOR QUARTER ENDED December 31, 2004	DATE OF REPORT yy/ mm/dd 05/03/11

ISSUER'S ADDRESS 201, 3740F – 11A Street N.E.

CITY PROVINCE Calgary Alberta	POSTAL CODE T2E 6M6	ISSUER FAX NO. 403-266-8909	ISSUER TELEPHONE NO. 403-266-8900

CONTACT NAME David W. Jones	CONTACT'S POSITION Chief Financial Officer	CONTACT TELEPHONE NO. 403-266-8900

CONTACT EMAIL ADDRESS djones@ags.ca	WEBSITE ADDRESS www.pacificlottery.ca

Date and Subject of this Report

This Report, made as of March 11, 2005, is integral to and should be read in conjunction with the Company's audited consolidated financial statements for the years ended December 31, 2004 and December 31, 2003. The foregoing documents and additional information relating to the Company are available for viewing at www.sedar.com.

Description of Business

Pacific Lottery Corporation *(A Development Stage Enterprise)* (the "Company" or the "Corporation") is incorporated under the laws of the Province of Alberta. The Company is a development stage enterprise, as its principal business activities include research, development, manufacturing, operating and managing online lottery central systems. To date the Company has received incidental revenues from its business activities and is currently focusing its efforts on the development and implementation of an online lottery system in Southern Vietnam.

Overall Performance

The Company continues development of 'in-house' lottery software and systems in order to provide equipment and services to a lawfully constituted and regulated online lottery operation, in satisfaction of its agreements with government representative agencies. The current position of the Company is within target ranges for overhead and development costs and inline to meet the system implementation goals for lottery operations slated to begin this year in Southern Vietnam. Following the prior years of restructuring and infusion of new capital, the Company was able to extinguish all prior outstanding debts and concentrate on it's core efforts to launch a lottery system in Southern Vietnam by 2005.

Overall Performance (Continued)

Current performance to date, which includes the current quarter, shows the Company to be on track with its objectives.

Selected Annual Information

Period Ended	2004 Dec. 31 (audited)	2003 Dec. 31 (audited)	2002 Dec. 31 (audited)
Total Revenue	$ 42,028	$ 61,684	$ 68,431
Net Income (loss)	$ (1,201,357)	$ (1,561,195)	$ 4,971,401
Basic income (loss) per share	$ (0.02)	$ (0.04)	$ 1.41
Diluted income (loss) per share	$ (0.02)	$ (0.04)	$ 1.25
Total Assets	$ 1,752,569	$ 2,966,323	$ 531,787
Total Long-term Financial Liabilities	$ -	$ -	$ 500,000
Cash Dividends	$ -	$ -	$ -
Weighted Average Shares Outstanding	58,704,016	38,464,533	3,525,086

As further discussed in this report, the Company went through a period wherein its activities were primarily aimed at acquiring financing and negotiating extensions from its existing creditors. The costs associated with these activities resulted in substantial accrued interest charges, however, as a negligible amount was paid in settlement of the balance owing to one of the Company's largest creditors, a sizeable recovery was booked in the 2002 fiscal year.

In 2003 sufficient funds were raised by equity financing to allow the Company to return to its focus of development and implementation of a lottery system, with a target date of 2005. Accordingly, for most of 2003, the Company's primary activities were focused on restructuring its business affairs, which resulted in additional settlement costs. However, the completion of this restructuring activity enabled the Company's financial activities to then focus solely on its development and normal operating objectives.
Accordingly, the focus of the year 2004 was completion of the final stages required to establish the lottery system and software development.

Presently, the Company is ready, subject to obtaining the final component of financing required to purchase lottery terminals and supporting equipment, to implement the online lottery network.

Results of Operations

The current net loss of $1,201,357 ($415,869 loss for the quarter) is consistent with expectations for the development stage of the Company's current cycle.

The Company is in the last stages of development and preparation for the lottery implementation in Southern Vietnam. Following the last major acquisition stage (which involves the terminals purchase, central server implementation and marketing roll out) the Company's revenue generation period is expected to commence around the 3rd quarter of 2005. Periods preceding the April 7, 2003 financings and debt settlement closings (including in smaller part the two quarters following this closing), reflected accrued activity and a stay in operations while the Company sought compatible financing. Direct comparisons from year to year do not reflect appropriate insights into the Company's current performance. The Company's current efforts are focused on the final stage of development of the online systems, for delivery this year in Southern Vietnam. A few notable changes include a decrease in the general and administrative expenses attributable to settlements in the prior year and a reduction in research and development costs included within these expenses (as the Company has reached the last stages of the pre-implementation phase of the Ho Chi Minh City lottery program). Another notable change is that revenue declined under the Hanoi lottery contract, as on August 9, 2004 the Corporation's entitlement to lottery revenues under this contract dropped from 4% to 1% for the remaining two years of the contract. This decline in anticipated revenue from the Hanoi lottery contract also resulted in a further notable change, being an increase in amortization charges recognized by the Corporation of an impairment respecting the Hanoi lottery equipment, given the remaining term of the Hanoi contract and the revenues anticipated to be derived therefrom.

Summary of Quarterly Results

Period Ended	2004 Dec. 31 Qtr 4	2004 Sep. 30 Qtr 3	2004 Jun. 30 Qtr 2	2004 Mar. 31 Qtr 1	2003 Dec. 31 Qtr 4	2003 Sep. 30 Qtr 3	2003 June 30 Qtr 2	2003 Mar. 31 Qtr 1
Total Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Income (loss) before extraordinary items	$(415,869)	$(269,913)	$ (264,963)	$(250,612)	$(560,981)	$ (311,960)	$121,107	$(809,361)
Basic per share	$ (0.01)	$ -	$ -	$ -	$ (0.01)	$ (0.01)	$ -	$ (0.23)
Diluted per share	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Income (loss)	$(415,869)	$(269,913)	$ (264,963)	$(250,612)	$(560,981)	$ (311,960)	$ 121,107	$(809,361)
Basic per share	$ (0.01)	$ -	$ -	$ -	$ (0.01)	$ (0.01)	$ -	$ (0.23)
Diluted per share	-	-	-	-	-	-	-	-

Summary of Quarterly Results (continued)

Determining a trend from prior quarter reviews of the Company's affairs is not useful, given that the Company has transitioned through three phases. The first of these phases was searching for equity financing, the second phase was restructuring its business affairs following obtaining such equity financing, and the third phase (its current stage) being development of the internal systems required to launch lottery operations in Southern

Vietnam. By example, throughout 2002, substantial amounts were accrued for interest on debt. This debt was retired by the beginning of the 2nd quarter of 2003. The financial quarters following the restructuring in April of 2003 continue to reflect the settlements of debt and final repositioning of the Company, but have become in recent quarters more representative of the costing behaviour of the Corporation in its current development stage. More particularly, the current quarter is indicative of the Company's existing activity, as it moves to introduce the online lottery system in Southern Vietnam this year.

Liquidity

There was a decline in working capital for the year ended December 31, 2004, from $2,287,358 to 1,390,354, a difference of $897,004 from the prior year end (or a difference of $277,760 from the prior quarter). As with the prior quarter, this change is entirely due to incurred overhead and direct development costs in accordance with the Company's objectives relating to the completion of the lottery system and implementation this year.

The Company requires the contemplated revenue following the implementation stage of the lottery system to continue with its liquidity in the long term. A significant portion of the contemplated revenue is anticipated to be expended during the early period of the Ho Chi Minh City program as the Company further invests in expansion to maximize the exploitation of this opportunity. The Company is confident that revenues, immediately following the onset of operations in Southern Vietnam, will be sufficient to fund the Company's financial requirements through its long term growth and achievement of profitability targets.

The Company's plan is to maximize on its current opportunity in Southern Vietnam. In order to do so, the Company is seeking further financing to ensure the launch and to enhance the magnitude of its launch into the region, being to fund a substantial marketing effort, as well as to fund an increase in the number of retail terminals being purchased and distributed within the market.

In May 2004, the Corporation executed an agreement (the "IMET Agreement") with the Centre For Micro-Electronics And Information Technology ("IMET") for the manufacture of the terminals for the Corporation in accordance with the specifications for, and in satisfaction of, its contractual obligations to provide terminals for the launch

Liquidity (continued)

of the Ho Chi Minh City modern online lottery program. The IMET Agreement provides for pricing of these terminals at various volume levels. The minimum number of terminals to satisfy the Corporation's commitment for the Ho Chi Minh City lottery program is 600 terminals, which requires the amount of $1,867,380 USD, to do so, which includes unit price, packaging, transportation and warranty, but excludes the mould cost of approximately $130,000 USD. The IMET Agreement has been assigned by IMET to Hanoi Electronics Corporation of Hanoi, Vietnam. The Corporation has no reason to believe that Hanoi Electronics Corporation will not comply with all terms and conditions of the IMET Agreement in substitution for IMET.

On March 11, 2005 the Corporation announced that it had entered into a letter of engagement with Haywood Securities Ltd. ("Haywood") pursuant to which Haywood has agreed to sell, on a commercially reasonable best efforts basis by way of a private placement, up to 20,000,000 units of the Corporation at a purchase price of $0.25 per unit for gross proceeds of up to $5,000,000.00 (the "Haywood Financing"). The net proceeds from this private placement will be used for the purchase of equipment and marketing activities related to its contract to supply technology to the Government of Vietnam for the implementation and operation of a national online lottery program in Ho Chi Minh City (formerly Saigon) Vietnam. The Haywood Financing is in replacement of the previously announced financing involving Wolverton Securities Ltd., as disclosed in the Corporation's news release dated September 20th 2004.

Assuming that the Haywood Financing occurs, the Company is then well capitalized for its current business plan, as it will have no debt , other than a relatively small amount of current trade payables which can be readily satisfied.

The current warrants and options outstanding, if exercised/converted, would further support the Company's liquidity as it moves forward.

Critical Accounting Estimates

Going Concern

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a loss of $1,201,357 (2003 – $1,561,195) for the year ended December 31, 2004 and has a deficit of $26,299,658 (2003 – $25,098,301) as at December 31, 2004. The losses have been funded primarily by the issuance of equity. The Company's ability to continue as a going concern is uncertain and dependent on its ability to obtain additional capital and on the

Critical Accounting Estimates (continued)

continued support of its shareholders. The outcome of these matters cannot be predicted at this time. The continuation of the Company's research and development activities and the commercialization of its lottery gaming systems is dependent upon the Company's ability to successfully complete its research and development programs, purchase lottery equipment, obtain government approvals for its products, and finance its cash requirements through equity financings. With existing cash on hand, the Company requires approximately $2.5 million in additional financing to complete the minimum purchase of the equipment, marketing, and overheads to fulfill the first phase of objectives in the Ho Chi Minh City online lottery program, which the Company plans on financing through the completion of a public offering, and in particular the Haywood Financing.

Asset Impairment

The Company regularly evaluates the carrying value of its capital assets for impairment. The carrying value of an asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a write-down is recognized based on the amount by which the carrying value exceeds the fair market value. Fair market value is determined using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on assets to be disposed of are determined in a similar manner, except that fair market values are reduced by the cost to dispose of such assets. Following such an evaluation of the Hanoi lottery equipment, an impairment was recognized for $100,000 resulting in an increased amortization expense for the year.

Deferred financing

The legal, accounting and printing costs relating to the preparation of the offering memorandum and other supporting documentation related to current financing efforts have been deferred. These costs will either be netted against the proceeds from the offering or written off to expenses, depending on the results of the public offering. The amount of $19,671 has been recognized as at December 31, 2004 for work performed to date on current offering activity.

Commitments and contingencies

a) Pursuant to an agreement dated May 27, 1998 between the Company and the Construction Lottery of the Capital - Hanoi, a Government agency of the Socialist Republic of Vietnam, the Company agreed to provide system software, central equipment and lottery terminals, installation and development plans, training, marketing and maintenance programs, in order to provide the government of the

Commitments and contingencies (continued)

Socialist Republic of Vietnam with technology and a lottery system capable of establishing an on-line lottery system in Hanoi (the "Hanoi Lottery Agreement").

The term of the Hanoi Lottery Agreement is seven years, commencing August 9, 1999, the date the first on-line sales began. Under the Hanoi Lottery Agreement the Company is paid weekly 4% of the gross sales of the on-line lottery system during each of the first five years of the Hanoi Lottery Agreement and 1% of the gross sales in the sixth and seventh year of the Hanoi Lottery Agreement. All amounts payable to the Company are paid in U.S. dollars to the Company's bank account at a financial institution outside of the Socialist Republic of Vietnam.

b) Pursuant to an agreement dated April 16, 2001 between the Company and Newtatco (formerly Detetour) (the "Ho Chi Minh City Agreement"), a Government agency of the Socialist Republic of Vietnam, the Company agreed to provide system software, central equipment and lottery terminals, installation and development plans, training, marketing and maintenance programs in order to provide the government of the Socialist Republic of Vietnam with technology and a lottery system capable of establishing an on-line lottery system in Ho Chi Minh City.

The term of the Ho Chi Minh City Agreement is ten years, commencing the date that the first on-line sales begin. Pursuant to the Ho Chi Minh City Agreement the Company is to be paid weekly 10% of the gross sales of the on-line lottery system. In conjunction with the Ho Chi Minh City Agreement, the Company has contracted the consultants necessary to facilitate the Company's relations with government, such consultants being paid 2.5% of gross sales for years one through five and 4.3% of gross sales for years six through ten, which will be paid from the aforesaid 10% of gross sales portion allotted to the Company. The above fee to be received includes an amount equivalent to 3% of gross sales each year to be expended for marketing. All amounts payable to the Company are paid in U.S. dollars to the Company's bank account at a financial institution outside of the Socialist Republic of Vietnam.

Risk Factors

Title - Although the Corporation has conducted due diligence regarding the enforceability of the Ho Chi Minh City Agreement , the Corporation has not obtained a legal opinion in this regard and therefore there is no assurance that the Ho Chi Minh City Agreement is enforceable against the Government of Vietnam.

Risk Factors (continued)

Existing Operations - The Corporation has a limited history of operations and therefore the success of the Corporation's operating results depends largely on its ability to identify and penetrate new markets.

Lottery Industry - The Corporation is engaged in the lottery industry. The lottery industry involves a high degree of risk, where even a combination of experience, knowledge and careful evaluation may not be able to overcome. The lottery industry is highly regulated. Changes in the regulatory environment imposed upon industry participants could adversely affect the ability of the Corporation to attain its corporate objectives.

Management Team - The success of the Corporation is dependent upon the efforts and abilities of its management team. The loss of any member of the management team could have a material adverse effect upon the Corporation's business and prospects. The success of the Corporation's business will also depend, in part, upon the Corporation's ability to attract and retain qualified personnel, as needed.

There can be no assurance that the Corporation will be able to engage the services of such personnel or retain its current personnel.

Competition - The market for the development of on-line lottery systems in international jurisdictions is intensely competitive, evolving and subject to rapid technological change. The Corporation's ability to remain competitive in this market is dependent upon the Corporation's ability to attract customers to use the Corporation's products and services. This ability, in turn, is dependent upon the Corporation's continued enhancement and improvement of the features of its products and services, such as ease of use, effectiveness and functionality, as well as in the competitive pricing of its products and services. The intensity of competition can expect to increase in the future. Increased competition may lead to a changed pricing model, fewer customers and businesses using the Corporation's products and services, reduced gross margins and loss of market share, any one of which could significantly reduce future profitability.

Limited Availability of Technical Skills Could Adversely Affect the Corporation's Growth And Revenues - The technical skill set needs of the Corporation are such that personnel with the required technical training and experience can be difficult to find and attract.

The Corporation's products and services depend on changing and evolving telecommunications products and services. The ability of the telecommunications industry to continue to supply appropriate product for use in the Corporation's services and products will be crucial to the financial and commercial success of the Corporation.

Risk Factors (continued)

Adaptation to Rapidly Changing Technologies, New Products and Services and Evolving Industry Standards - To succeed in this rapidly changing technical market, the Corporation will have to adapt effectively to rapidly changing technologies and continually improve the performance features and reliability of its products and services. The Corporation could incur substantial costs in modifying products, services or infrastructure to adapt to these technical changes and could lose customers and revenues if its products and services fail to adapt to the rapid changes.

Additional Funding Requirements - The Corporation has capital requirements in excess of its currently available resources. In the event that the Corporation's plans

change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow (if any) prove to be insufficient to fund operations, the Corporation could be required to seek additional financing sooner than currently anticipated. To the extent that any such financing involves the sale of equity securities of the Corporation, the interests of the Corporation's then existing shareholders could be substantially diluted. The ability of the Corporation to arrange financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing if needed on terms satisfactory to the Corporation, if at all. If additional financing is raised by the issuance of shares of the Corporation, control of the Corporation may change and shareholders may suffer additional dilution.

Foreign Operations Risk

There are risks associated with doing business in Vietnam which include the risks of foreign currency exchange, exchange controls, political risks and the risks of increases in foreign duties, taxes and governmental royalties as well as changes in the laws and policies of the foreign government. The Corporation believes that it has taken steps to reduce the potential effect of such risks by the payment structure contained in the Ho Chi Minh City Agreement . There is no assurance that the steps taken by the Corporation will be effective to reduce the risks of doing business in Vietnam. Any change in the government policy may reduce the ability of the Corporation to receive expected cash flow from the Ho Chi Minh City Agreement .

The success of the Corporation's venture in Vietnam is dependent on acceptance of the proposed on-line lottery by the players and the government. There is no assurance that on-line lottery will gain sufficient acceptance among the citizens and lottery players of Vietnam to result in profitable operations to the Corporation. The Corporation established a lottery in Hanoi in 1998, which as yet to generate significant revenues and is not currently profitable.

Risk Factors (continued)

The Corporation is reliant on local service providers in Vietnam to provide services such as constructing the lottery facility as well as providing and maintaining the telecommunications and electrical systems and other infrastructure. To the extent such local service providers are unable to provide these services on a timely and consistent manner, the success of the on-line lottery may be adversely impacted thereby adversely impacting on the expected royalties due to the Corporation. The Corporation is currently reliant upon a major supplier for the equipment required to complete the contract in Vietnam. The Corporation is therefore exposed to risks arising from third party operating integrity, financial solvency, reputation, labour

relations, warranties, quality assurance and time lines for the delivery of products and services, including various hardware and software components, over which the Corporation has little control.

Any delays in the delivery of the lottery equipment and the start up of operation of the lottery system in Vietnam would delay realization of the Corporation's anticipated revenue stream from Vietnam.

Due to the regulated nature of this activity, the Corporation believes that it is the exclusive supplier of on-line lottery technology, equipment and services to the only

authorized government agency in Vietnam. Therefore, the Corporation believes that no competitive condition, with online lotteries, will exist during the duration of the fulfillment of the Corporation's contractual obligations in Vietnam.

Forward Looking Statements

The information herein may contain forward-looking statements including expectations of future operations, cash flow or earnings. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. Additional information on these and other factors that could affect the Corporation's operations or financial results are included in the Corporation's reports on file with Canadian securities regulatory authorities.

Summary of securities as at the end of the reporting period:

a) Description of authorized share capital
Unlimited number of common shares
Unlimited number of preferred shares, issuable in series

b) Number and recorded value for shares as at the end of this reporting period

Issued and outstanding:
58,704,016 common shares with a recorded value of $25,733,513

c) Description of options and warrants outstanding

Number of options	Exercise Price	Expiry Date
1,550,000	$0.32	November 10, 2008
1,550,000		

Number of warrants	Exercise Price	Expiry Date
18,000,000	$0.25	April 7, 2005
1,500,000	$0.30	April 7, 2005
19,500,000		

d) Number of shares subject to escrow or pooling agreements: 10,800,000

Additional Information

Additional information about the Company, including prior period reporting is available on SEDAR at www.sedar.com.

824832

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I **David Aftergood, President and Chief Executive Officer of Pacific Lottery Corporation**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Pacific Lottery Corporation**, (the issuer) for the period ending **December 31, 2004**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 15, 2004

(Signed) ______________

David Aftergood
President and Chief Executive Officer

82-4832

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I **David W. Jones, Chief Financial Officer of Pacific Lottery Corporation**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Pacific Lottery Corporation**, (the issuer) for the period ending **December 31, 2004**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 15, 2004

(Signed)

David W. Jones
Chief Financial Officer

Pacific Lottery Corporation

SEDAR PROFILE No. - 00009082

Annual Information Form
For the fiscal year of
Pacific Lottery Corporation
ended December 31, 2004

Effective Date March 23, 2005

TABLE OF CONTENTS

Corporate Structure

Name, Address and Incorporation

Pacific Lottery Corporation (the "Corporation") was incorporated as Applied Gaming Solutions of Canada Inc. on October 13, 1995 by articles of incorporation under the *Business Corporations Act* (Alberta). On July 29, 1996 the articles of incorporation were amended to allow for the sale of common shares of the Corporation to the public and to create a new class of shares designated as preferred shares which are issuable in series. On September 4, 1996 the articles of incorporation were amended to create a series of preferred shares designated as Convertible Preferred Shares Series 1. On November 5, 1998 the articles of incorporation were amended to create a series of preferred shares designated as Preferred Shares Series 2. On November 13, 2002 the articles of incorporation were amended to consolidate all of the issued and outstanding common shares of the Corporation on the basis of one new common share of the Corporation for each ten common shares of the Corporation then outstanding and to change the name of the Corporation to Pacific Lottery Corporation. On April 4, 2003 the articles of incorporation were amended to create a series of preferred shares designated as Convertible Preferred Shares Series 3.

The registered office of the Corporation is located at 1000 Canterra Tower, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2 and the head office of the Corporation is located at 201, 3740F – 11A Street NE, Calgary, Alberta, T2E 6M6.

Intercorporate Relationships

The Corporation has two wholly-owned subsidiaries, Applied Gaming Solutions International Inc. ("AGS"), which was incorporated on May 11, 1999 under the laws of Cyprus, and Emerging Market Solutions International Inc. ("EMSI"), which was incorporated on April 19, 2001 under the laws of the Country of Barbados.



Pacific Lottery Corporation ("PLC")
Owned 100% by PLC
Emerging Market Solutions International Inc. ("EMSI")
Owned 100% by PLC
Applied Gaming Solutions International Inc.
Owned 100% by EMSI
Contract with NEWTATCO, New Technology Application and Tourism Corporation of the Socialist Republic of Vietnam (formerly DETETOUR) for the supply of on-line lottery and sports betting system in Ho Chi Minh City

Cautionary Statement on Forward-Looking Information

Certain statements contained in this Annual Information Form, including statements which may contain words such as "anticipate", "could" "expect", "seek", "may", "intend", "will", "believe" and other similar expressions, are statements that are based on current expectations and estimates about the markets in which the Corporation operates and statements of the Corporation's belief, intentions and expectations about development, results and events which will or may occur in the future constitute "forward-looking statements" and are based upon certain assumptions and analysis made by the Corporation derived from its experience and perceptions. Such forward-looking statements are subject to risks, uncertainties, and assumptions which are difficult to predict which affect the Corporations' operations, including: the effect of general economic conditions in the United States and Canada and in countries in which the Corporation currently does business; industry conditions, including the introduction of new environmental and other laws and regulations and changes in how they are interpreted and enforced; service business supply and demand; risks inherent in the Corporations' ability to generate sufficient cash flow from operations to meet its current and future obligations; increased competition; the lack of available qualified personnel; fluctuation in foreign exchange or interest rates; stock market volatility, opportunities available to or pursued by the Corporation and other factors, many of which are beyond the control of the Corporation. The Corporation's actual results, performance and achievement could differ materially from those expected in, or implied by, those forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, the Corporation will derive therefrom. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

General Development of the Business

Three-Year History and Significant Acquisitions

In January 2000, the Corporation opened its office in Ho Chi Minh City, hired a General Manager and began setting up its corporate infrastructure. Over the course of the next two years the office was expanded to its current size of 2,500 square feet, with a General Manager, three technical staff and four support staff. The local staff has been conducting various activities, which are required to ensure the successful implementation and ongoing operation of the proposed Ho Chi Minh City lottery program. As well, the Ho Chi Minh City staff in conjunction with the Hanoi staff has undergone extensive training in various aspects of lottery operation, including but not limited to, computer operations, field service and bench repair, hot line service and marketing and promotion. The staff has also spent time in Hanoi learning the back office functions, along with accounting and supply management procedures, which will be similar to the proposed Ho Chi Minh City operation.

In the spring of 2001, EMSI, now the Corporation's wholly owned subsidiary, entered into an agreement with the Government of Vietnam for the supply of on-line lottery and sports betting equipment and services to Ho Chi Minh City and region. The agreement required EMSI to consult with the Corporation because of the Corporation's knowledge gained through the pilot project in Hanoi, and the Corporation began working with EMSI to arrange the supply of equipment and services for the Ho Chi Minh City expansion. EMSI was able to arrange for financing through a U.S. company now called Lottery and Wagering Solutions Inc. ("LWSI") and was able to continue to advance the development of the Ho Chi Minh City portion of the national lottery system utilizing the Corporation's already established infrastructure in Ho Chi Minh City and Hanoi.

In May 2001, EMSI entered into a contract with LWSI under which, subject to significant pre-acquisition conditions, LWSI was to acquire all of the stock of EMSI. The proposed acquisition was not consummated, as various preconditions to closing were not met.

In the spring of 2002, the Corporation reached a settlement with its largest creditor, Automated Wagering International ("AWI") to eliminate its debt in exchange for a one time token payment and release from any further obligations or liability of AWI for the Hanoi lottery system. The Corporation also agreed with its secured creditors, employees and former employees to convert their outstanding debt to common shares. Finally, LWSI agreed to allow the Corporation to purchase EMSI and convert its debt in EMSI into common shares of the Corporation at a price of

$0.30 per common share. This was also conditional upon the majority approval of the shareholders and the TSX Venture Exchange Inc.

In May 2002, the Corporation entered into an agreement with the sole shareholder of EMSI to acquire all of the issued and outstanding shares of EMSI. On April 7, 2003 the Corporation acquired all of the issued and outstanding shares of EMSI (the "Acquisition") pursuant to the terms and conditions of an agreement (the "Agreement") dated May 30, 2002, as amended January 31, 2003 and April 1, 2003, with Richard W. DeVries Professional Corporation. EMSI was a privately owned Barbados corporation beneficially owned and controlled by Richard W. DeVries, a director of the Corporation. The consideration for the Acquisition was $5,500,000 paid by the issuance of 18,333,333 Preferred Shares Series 3 of the Corporation, with a deemed issue price of $0.30 per Preferred Shares Series 3. Richard W. DeVries was not a director of the Corporation at the time of execution of the Agreement.

The only asset of EMSI is a contract (the "Supply and Services Contract") dated April 26, 2001 to supply a modern on-line lottery system for Ho Chi Minh City, in the Country of Vietnam. The contract is for a ten (10) year term, commencing on the first day of lottery ticket sales and paying ten (10%) percent of gross lottery revenues to EMSI. The 10% consists of seven (7%) percent payment reflecting EMSI's share of revenues and a three (3%) percent marketing allocation to be used by EMSI in its discretion for marketing cost recoveries and future marketing expense allocations. The marketing allocation may be terminated by Newtatco for the last three years of the Supply and Service Contract. Local taxes of a maximum of two (2%) percent of the gross lottery revenues will be deducted at source in years six (6) through ten (10) of the contract.

In conjunction with the ten (10) year Supply and Services Contract with Newtatco (formerly Detetour), EMSI entered into a contract with An Nam Trading Corporation ("An Nam") to provide services as an exclusive advisor, respecting EMSI's contract with Newtatco. An Nam will be utilizing its various contacts to liaise with the government in Vietnam, at all levels, to further the interests of EMSI and assist Newtatco in satisfying its responsibility to shield EMSI from any other tax, fee, or levy of any kind, from any branch of the Vietnamese government. In return for its services, An Nam will receive 2.5% of gross lottery revenues for years one (1) through five (5) and 2.3% for years six (6) through (10).

EMSI is contracted to supply all the necessary central system software and associated hardware. As well, EMSI is required to provide the games software and remote terminals required to successfully operate a modern on-line real time lottery program and the training required to enable the Vietnamese lottery authority to fully implement and operate the system. Finally, EMSI is required to provide ongoing technical and marketing consulting services throughout the term of the Supply and Services Contract.

Over the past three years, EMSI (as directed by the Corporation) has provided feasibility studies and strategic advice to the designated Vietnamese lottery authority on the establishment, implementation, proper conduct and operation of a modern on-line lottery program in Ho Chi Minh City, Vietnam. During this period, EMSI has worked with this Vietnamese authority in order to finalize its preparations for the roll-out of the Ho Chi Minh City program anticipated for the middle of 2005.

EMSI negotiated an exclusive agreement with PLC Gaming Corp., a wholly owned subsidiary of WLC Gaming Corporation of Dieppe, New Brunswick, for the terminal hardware and central system software required for the implementation of the modern online lottery system in Ho Chi Minh City, Vietnam. The contract outlines options; for the sale and purchase of 800 refurbished lottery terminals and accompanying blueprints for a total price of $240,000 USD; as well, the contract provides EMSI the proprietary rights to their central system software and affiliated lottery games, which includes daily, weekly and sport lotto games for a one time fee of $250,000 USD. The contract also provides for the training of EMSI support staff and additional support services, if required. This contract was negotiated at arm's length. EMSI has completed the purchase of the central system software only and has no current intention to pursue purchase of the lottery terminals contemplated in this contract. Upon further analysis, EMSI believes that a more advanced version of this type of terminal is required in order to overcome the technical challenges anticipated.

LWSI had been financing EMSI. However, upon determining that it was unable to raise sufficient funds to provide project financing for implementation of the Ho Chi Minh City lottery system, LWSI introduced EMSI and the Corporation in late 2002 to Genting International PLC, a Luxembourg listed subsidiary of Genting Berhad, a substantial Malaysian company listed on the Kuala Lumpur Stock Exchange that is already involved in the gaming industry. After appropriate due diligence, Genting International PLC agreed to participate in the restructuring of the Corporation, as outlined below, to finance the development of the Ho Chi Minh City portion of the Vietnam lottery system.

In December 2002, the Corporation issued 1,872,339 common shares to settle certain outstanding debts of current and past employees totalling $561,701.73.

In April 2003, the Corporation issued 9,166,666 common shares to settle outstanding indebtedness to secured creditors of $2,500,000 and for the surrender and cancellation of 250,000 Preferred Shares Series 2 of the Corporation.

In April 2003, the Corporation issued 7,962,620 common shares to settle outstanding indebtedness of EMSI to LWSI of US$1,513,897.

In April 2003, the Corporation issued 18,333,333 Preferred Shares Series 3 for the acquisition of all of the issued and outstanding shares of EMSI. On August 7, 2003 the Preferred Shares Series 3 were converted into common shares of the Corporation on a one-for-one basis.

In April 2003, the Corporation completed the private placement of 18,000,000 units for gross proceeds of $4.5 million to Genting International Management Services Pte Ltd., a wholly owned subsidiary of Genting International PLC. Each unit consisted of one common share and one common share purchase warrant exercisable at $0.25 for a period of 24 months. This private placement provided the Corporation with the funds needed to purchase the equipment and associated services as required to fulfill the Supply and Services Contract. In accordance with the articles of the Corporation ,the board of directors of the Corporation appointed two nominees of Genting International PLC to the board of directors; Mr. Lim Kok Thay, Chairman of Genting International PLC (this director position is now held by Mr. Quah Chek Tin, Executive Director and Chief Operating Officer of Resorts World BHD and Executive Director of Genting Berhad), and Mr. Justin Wah Joo Tan, Managing Director of Genting International PLC. The Corporation issued to LWSI 1,400,000 common share purchase warrants exercisable at $0.30 for 24 months as a finder's fee in connection with the private placement.

In May 2004, the Corporation executed an agreement with the Centre For Micro-Electronics And Information Technology ("IMET") for the manufacture of the terminals for the Corporation in accordance with the specifications and in satisfaction of its contractual obligations to provide terminals for the launch of the Ho Chi Minh City modern online lottery program. The agreement with IMET allows for pricing at various volume levels. The minimum number of terminals to satisfy the Corporation's commitment to the Ho Chi Minh City lottery program is 600 terminals. Therefore, the agreement with IMET requires a purchase of $1,867,380 USD, which includes unit price, packaging, transportation and warranty. This contract with IMET was subsequently assigned to Hanoi Electronics Corporation of Hanoi, Vietnam ("Hanel"). The Corporation has no reason to believe that Hanel will not comply with all terms and conditions of the IMET Agreement in substitution of IMET.

No significant acquisitions or dispositions were completed by the Corporation during the financial yeas ended December 31, 2003 and 2004.

Description of the Business

General

The Corporation is a publicly traded corporation whose main business is the development and implementation of on-line lottery systems for international jurisdictions. The Corporation's head office is in Calgary, Alberta. The Corporation also has offices in Hanoi and Ho Chi Minh City, Vietnam. In 1998, the Corporation entered into an exclusive seven-year contract with the Construction Lottery of the Capital - Hanoi to develop, install and operate a 300 terminal on-line lottery system. Revenues from the on-line lottery accrue to the Corporation as a percentage of gross lottery revenues.

The Corporation acquired EMSI in April, 2003, a corporation which, in April, 2001, entered into the Supply and Services Contract to supply a modern on-line lottery system for Ho Chi Minh City, in the Country of Vietnam. The contract is for a ten (10) year term, commencing on the first day of lottery ticket sales and paying ten (10%) percent of gross lottery revenues to EMSI. The 10% consists of seven (7%) percent payment reflecting EMSI's share of revenues and a three (3%) percent marketing allocation to be used by EMSI in its discretion for marketing cost recoveries and future marketing expense allocations. The marketing allocation may be terminated by Newtatco for the last three years of the Supply and Service Contract. Local taxes of a maximum of two (2%) percent of the gross lottery revenues will be deducted at source in years six (6) through ten (10) of the contract.

In conjunction with the ten (10) year Supply and Services Contract with Newtatco (formerly Detetour), EMSI entered into a contract with An Nam Trading Corporation ("An Nam") to provide services as an exclusive advisor, respecting EMSI's contract with Newtatco. An Nam will be utilizing its various contacts to liaise with the government in Vietnam, at all levels, to further the interests of EMSI and assist Newtatco in satisfying its responsibility to shield EMSI from any other tax, fee, or levy of any kind, from any branch of the Vietnamese government. In return for its services, An Nam will receive 2.5% of gross lottery revenues for years one (1) through five (5) and 2.3% for years six (6) through (10).

Industry - Growth in the global lottery industry has occurred in the past twenty to thirty years. In the opinion of management of the Corporation, much of the growth in the lottery industry has been driven by the introduction of on-line lottery systems. The barriers to the industry are high and there are currently less than ten companies active in the market. With an estimated 140 jurisdictions representing 60% of the world's population still either without a lottery or using a paper based system, the growth potential of the on-line segment is significant (see *LaFleur's Lottery World* magazine). Much of the on-line lottery industry is concentrated in North America and Europe, where a communications infrastructure has existed for some time. In the opinion of management, on-line lotteries present several advantages over their paper-based cousins; they are easier to administer, can offer higher prizes and are perceived as more open and trustworthy by the playing public. Governments, which derive significant revenues from this form of indirect taxation, have a keen interest in the incremental revenues of on-line systems.

Corporation - The Corporation's contracts with Hanoi and Ho Chi Minh City represent an opportunity to supply, install and operate an on-line lottery system in, respectively, the capital and financial centre of Vietnam. Income accrues to the Corporation as a percentage of gross on-line revenue. Receivables are paid in US dollars on a weekly basis based on the previous week's sales. Both the equipment and the receivables for the Hanoi project were insured by the Canadian Export Development Corporation.

The contracts with the government of Vietnam are exclusive and, in the opinion of management, represent an excellent opportunity for the Corporation to establish itself in South East Asia.

Technology - The equipment which the Corporation installed in Hanoi was manufactured by AWI, an experienced provider of on-line lottery systems. AWI equipment, similar to the equipment in Vietnam, is currently running on-line lotteries in the United States, Norway and Chile. In recent years, the government of Vietnam has invested significant capital in the installation of telecommunications networks throughout the country. This investment makes the expansion of on-line system and the use of alternative hardware and software possible. The Corporation contracted IMET, though this contract was subsequently assigned to Hanel, to complete construction of new terminals for the Ho Chi Minh City lottery program which improve upon those used in the Hanoi system and compliment the Corporation's proprietary online lottery software. The Hanoi systems were subject to licensing and maintenance costs for the hardware and software. The new system being finalized for Ho Chi Minh City is proprietary and therefore not subject to any third party licence fees or maintenance costs.

Low Cost Operations - Under the terms of the Supply and Services Contract, the Corporation is responsible for the installation and maintenance of the system for the term of the contract after which ownership of the equipment reverts to the government. The Corporation has established a significant branch office operation in Vietnam, staffed by Vietnamese nationals that will be responsible for the provision of these services. Due to the relative differences in labour costs between North America and Vietnam, it is anticipated that operating and labour costs will be minimized.

Future Opportunity - The Corporation intends to leverage its experience in Vietnam into other on-line lottery contracts, particularly in the Asia-Pacific region. There is also an opportunity for the Corporation to significantly expand its presence in the Vietnam lottery market if the government proceeds with plans to make the on-line lottery system available across the country after its implementation in Hanoi and Ho Chi Minh City.

Management - The Corporation's senior management team has experience in the installation and management of on-line lottery systems. In addition, the Corporation has a network of key contacts in the governments and business communities of South East Asian countries, which are anticipated to facilitate the negotiation of new contracts.

For the year ended December 31, 2004 and the year ended December 31, 2003, total income for the Corporation was $71,748 and $102,905, respectively. A more specific breakdown of this income according to categories of products and services for the year ended December 31, 2004 is as set forth below:

Description	**Year Ended December 31, 2004**
Hanoi Lottery Income	$42,028
Interest Income	$29,720

Stage of Development

The Corporation has been engaged in development of a primary central lottery system, with specific focus on its introduction to the Ho Chi Minh City lottery program. Following the last year and a half and the acquisition of central system software from PLC Gaming Corp., the Corporation is over 90% complete on the customization of the central system software for the Ho Chi Minh City program, including game selection and adaptation. The remaining major program completion point is the terminals production from Hanel. Hanel has already begun planning and parts acquisition for production and awaits the Corporation's initial funding of the purchase, per agreement, to begin full production. This last step requires a 50% ($933,690 USD) payment by the Corporation on the 600 terminal purchase price and further funding in place by the Corporation to complete the transaction. Hanel has finalized the bank guarantee required by the Corporation before it can release the down payment, as per its agreement with the Corporation. The Corporation is currently pursuing financing measures to insure its ability to meet its needs in this regard.

In addition to the capital outlays stated above, the Corporation anticipates further costs of approximately $100,000 USD for hardware in respect of the central server system of the Ho Chi Minh City lottery program.

Production and Service, Components

The Corporation provides consulting and management services for which it has established offices in Hanoi and Ho Chi Minh City with the management, technical, marketing and administrative support in order to manage the intended lottery program. On site staff will be available to deal with issues with system operations, as well as training and support for the lottery's vendors.

Specialized Skill and Knowledge

As the Corporation has an existing lottery system operating in Hanoi, the Corporation plans to use that experience for the rollout of the Ho Chi Minh City lottery. As noted previously, cross training has been on going between the two offices allowing for advanced preparation of the new system in the South. Vietnamese nationals hired with the Ho Chi Minh City office are experienced with marketing in the local region with pre-existing relationships which will lend support to the Corporation's marketing program. Additionally, the internal technical skills and experience that have led to completion of the Corporation's lottery system are anticipated to remain for maintenance and management of the existing program and future growth objectives.

Competitive Conditions

The principal business of the Corporation is to research, develop, manufacture, operate and manage lottery gaming central systems.

As previously explained, the Corporation is currently setting up a modern electronic lottery in Ho Chi Minh City (formerly Saigon), Vietnam's most populated and economically vibrant city and in the surrounding provinces. The project is anticipated to be fully operational by the middle of 2005, subject to raising the funds necessary to complete the terminal purchase from Hanel. The intention is then to roll out the lottery to the rest of the country, encompassing at a later date the already up and running electronic lottery set up in Hanoi by the Corporation in 1998. Although small, this earlier project has been a good training ground and has served to underline and solve the problem areas involved in the operation of a lottery in a country such as Vietnam.

Also previously noted, under a ten year contract with the Vietnamese Government, the Corporation will supply the central system equipment, hardware, software and accompanying lottery terminals, as well as provide the training and marketing support required for the implementation and proper operation of a modern online electronic lottery program in the Ho Chi Minh region. All the necessary hardware and software are in the process of being manufactured and customized for installation, subject to the Corporation meeting the obligations as more particularly described under "Stage of Development". Full operations are anticipated to begin by the third quarter of 2005 and the lottery infrastructure is intended to then be progressively rolled out to cover the entire country, subject to the Corporation entering into additional contracts with the government of Vietnam. Under the terms of the existing contract, the Corporation will provide additional technology for the operation of sports betting in Vietnam.

This is an exclusive opportunity for the Corporation in the major gaming market of Vietnam preventing legal competition with any directly comparable products. As online lotteries are generally highly regulated with government participation in net proceeds, future contracts may see similar exclusivity. New market expansion is, however, not a notable obstacle in the Corporation's immediate plans for profitability and growth as the focus is solidly on the Vietnamese region.

Components

Part of the Corporation's contract for the Ho Chi Minh City program is the provision of terminals. This need is being filled by its agreement with Hanel, as discussed previously. Hanel (also a government controlled company) has provided assurances to the Corporation that it has the necessary resources in place to meet the Corporation's needs, as per the existing agreement.

Intangible Properties

The Corporation's most notable asset, beyond its exclusive agreements with the Vietnamese Government, is the ownership of its central lottery system software. As such, it has not been made public through copyright or patent. Beyond internal security, risk of its use in the Ho Chi Minh City project is mitigated by retaining source codes under the Corporation's direct control and only making the object codes available to parties outside the Corporation.

Economic Dependence

As previously identified, the Corporation's primary opportunity for operational profitability lies with its contract with the Vietnamese government for exclusive rights over the development, implementation, and consulting of the online lottery system for the Ho Chi Minh region. The Corporation has no contracts outside of Vietnam. Management of the Corporation expects revenues from this agreement to commence in the second half of 2005.

Employees

Department	Current Number of Full or Part-Time Employees and Contractors	Number of Full or Part-Time Employees and Contractors Required to Meet Business Objectives
Hanoi Office	6	6
Ho Chi Minh City Office	7	7
Calgary Office	6	6

Risk Factors

Investment in the Corporation is highly speculative due to the nature of the Corporation's business and its present stage of development.

Title

Although the Corporation has conducted due diligence regarding the enforceability of the Supply and Services Contract, there is no assurance that the Supply and Services Contract is enforceable against the Government of Vietnam.

Existing Operations

The Corporation has a limited history of operations and therefore the success of the Corporation's operating results depends largely on its ability to identify and penetrate new markets. The Corporation has no present intention to pay dividends.

The Corporation is engaged in the lottery industry. The lottery industry involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Corporation operates within a highly regulated industry. Changes in the regulatory environment imposed upon industry participants could adversely affect the ability of the Corporation to attain its corporate objectives.

The lottery industry is highly competitive. Sales in the industry historically take place through the competitive bid process. The Corporation must compete with suppliers who have a longer operating history in the industry and have better financial resources than the Corporation. There is no assurance that the Corporation will attain sales in the lottery industry that will result in profitable operations at any time in the future.

The success of the Corporation is dependent upon the efforts and abilities of its management team. The loss of any member of the management team could have a material adverse effect upon the Corporation's business and prospects. In this regard, the Corporation is aware that the provincial government of Alberta has convened an inspection to review the voting process related to a recent municipal election involving the spouse of a senior officer of the Corporation and pursuant to which a senior officer of the Corporation has been requested to provide testimony. While management of the Corporation believes this inspection and any other matters related to the events surrounding the inspection is not material to the Corporation's future business or prospects, the Corporation is unable to determine what affect, if any, these events or the results thereof may have upon the Corporation's future business or prospects or the continued association with the Corporation of any officer or director of the Corporation. The success of the Corporation's business will also depend, in part, upon the Corporation's ability to attract and retain qualified personnel, as they are needed. There can be no assurance that the Corporation will be able to engage the services of such personnel or retain its current personnel.

Competition - The market for the development of on-line lottery systems in international jurisdictions is intensely competitive, evolving and subject to rapid technological change. The Corporation's ability to remain competitive in this market is dependent upon the Corporation's ability to attract customers to use the Corporation's products and services. This ability, in turn, is dependent upon the Corporation's continued enhancement and improvement of the features of its products and services, such as ease of use, effectiveness and functionality, as well as in the competitive pricing of its products and services. The intensity of competition can be expected to increase in the future. Increased competition may lead to a changed pricing model, fewer customers and businesses using the Corporation's products and services, reduced gross margins and loss of market share, any one of which could significantly reduce future profitability.

Limited Availability of Technical Skills Could Adversely Affect the Corporation's Growth And Revenues - The technical skill set needs of the Corporation are such that personnel with the required technical training and experience can be difficult to find and attract.

The Corporation's products and services depend on changing and evolving telecommunications products and services. The ability of the telecommunications industry to continue to supply appropriate product for use in the Corporation's services and products will be crucial to the financial and commercial success of the Corporation.

Adaptation to Rapidly Changing Technologies, New Products and Services and Evolving Industry Standards - To succeed in this rapidly changing technical market, the Corporation will have to adapt effectively to rapidly changing technologies and continually improve the performance features and reliability of its products and services. The Corporation could incur substantial costs in modifying products, services or infrastructure to adapt to these technical changes and could lose customers and revenues if its products and services fail to adapt to the rapid changes.

Additional Funding Requirements - The Corporation may have capital requirements in excess of their currently available resources. In the event that the Corporation's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Corporation could be required to seek additional financing sooner than currently anticipated. To the extent that any such financing involves the sale of equity securities of the Corporation, the interests of the Corporation's then existing shareholders could be substantially diluted. The ability of the Corporation to arrange financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing if needed on terms satisfactory to the Corporation, if at all. If additional financing is raised by the issuance of shares of the Corporation, control of the Corporation may change and shareholders may suffer additional dilution.

Foreign Operations Risk

The following risk factors relating to the foreign operations of the Corporation should be considered.

There are risks associated with doing business in Vietnam which include the risks of foreign currency exchange, exchange controls, political risks and the risks of increases in foreign duties, taxes and governmental royalties as well as changes in the laws and policies of the foreign government. The Corporation believes that it has taken steps to reduce the potential effect of such risks by the payment structure contained in the Supply and Services Contract. There is no assurance that the steps taken by the Corporation will be effective to reduce the risks of doing business in Vietnam. Any change in the government policy may reduce the ability of the Corporation to receive expected cash flow from the Service and Supply Agreement.

The success of the Corporation's venture in Vietnam is dependent on acceptance of the proposed on-line lottery by the players and the government. There is no assurance that on-line lottery will gain sufficient acceptance among the citizens and lottery players of Vietnam to result in profitable operations to the Corporation. The Corporation established a lottery in Hanoi in 1998, which as yet to generate significant revenues and is not currently profitable.

The Corporation is reliant on local service providers in Vietnam to provide services such as constructing the lottery facility as well as providing and maintaining the telecommunications and electrical systems and other infrastructure. To the extent such local service providers are unable to provide these services on a timely and consistent manner, the success of the on-line lottery may be adversely impacted thereby adversely impacting on the expected royalties due to the Corporation. The Corporation is currently reliant upon a major supplier for the equipment required to complete the contract in Vietnam. The Corporation is therefore exposed to risks arising from third party operating integrity, financial solvency, reputation, labour relations, warranties, quality assurance and time lines for the delivery of products and services, including various hardware and software components, over which the Corporation has little control.

Any delays in the delivery of the lottery equipment and the start up of operation of the lottery system in Vietnam would delay realization of the Corporation's anticipated revenue stream from Vietnam.

Due to the regulated nature of this activity, the Corporation believes that it is the exclusive supplier of on-line lottery technology, equipment and services to the only authorized government agency in Vietnam. Therefore, the Corporation believes that no competitive condition with respect to on-line lotteries will exist during the duration of the fulfillment of the Corporation's contractual obligations in Vietnam.

Trends

The Corporation's operation is solely in Vietnam and its revenues are derived solely in US dollar currency. The operating results of the Corporation may therefore be affected by fluctuations in the exchange rate. More particularly, if the recent devaluation of US currency on world financial markets continues, unabated, it could have an effect on the Corporation's future financial condition. Notwithstanding the above, the Corporation pays most of its creditors and foreign operational expenses in US currency, so that the overall impact of a continuous devaluation of US currency is expected to be marginal.

Dividends

To date, the Corporation has not paid any dividends on any of its outstanding shares. The Corporation does not anticipate paying dividends on its outstanding common shares in the near future. The future payment of dividends will be dependent upon the financial requirements of the Corporation to fund future growth, the financial condition of the Corporation and other factors which the Board of Directors of the Corporation may consider appropriate in the circumstances.

Description of Capital Structure

The authorized capital of the Corporation consists of an unlimited number of common shares, without nominal or par value and an unlimited number of preferred shares, issuable in series, without nominal or par value. As at the date hereof, the Corporation had a total of 58,704,016 common shares and no preferred shares issued. All of the common shares are fully paid for and are not subject to any future call or assessment.

The common shares rank equally as to voting rights. Each common share carries with it the right to one vote. The holders of common shares are entitled to receive notice of all meetings of shareholders and to attend and vote at such meetings. Subject to the rights of the holders of preferred shares, the holders of the common shares are entitled to receive dividends, if, as and when declared by the Board of Directors of the Corporation. There is no set dividend rate or schedule for the common shares or preferred shares. To date, no dividends have been paid and the Corporation does not anticipate paying dividends in the foreseeable future. The holders of common shares are entitled to receive the remaining property of the Corporation on dissolution after the creditors of the Corporation and the holders of preferred shares outstanding at the time have been satisfied.

The preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation and respective rights, privileges, restrictions and conditions as are determined before issue by the directors. To date all previously issued preferred shares have been redeemed.

There are no constraints imposed upon the ownership of the shares of the Corporation. To the best of the Corporation's knowledge, no ratings have been received from any rating organization regarding the shares of the Corporation.

Market for Securities

Trading Price and Volume

The Corporation's common shares are listed on the TSX Venture Exchange Inc. and trade under the symbol "LUK". The following table sets forth the high and low prices and the volume of trading for the common shares of the Corporation for the periods indicated.

Year	Month	High	Low	Volume
2005	March[1]	$0.28	$0.23	138,650
	February	$0.35	$0.195	199,350
	January	$0.37	$0.30	39,897
2004	December	$0.50	$0.30	294,735
	November	$0.40	$0.215	69,572
	October	$0.33	$0.27	60,407
	September	$0.45	$0.29	91,267
	August	$0.395	$0.20	152,810
	July	$0.40	$0.35	52,165
	June	$0.50	$0.40	75,562
	May	$0.51	$0.33	97,046
	April	$0.51	$0.43	45,426
	March	$0.69	$0.50	75,963
	February	$0.73	$0.50	1,058,765
	January	$0.80	$0.39	2,959,285
2003	December	$0.43	$0.28	119,289
	November	$0.40	$0.22	61,623
	October	$0.45	$0.33	86,605
	September	$0.60	$0.36	2,113,222
	August	$0.50	$0.26	55,306
	July	$0.55	$0.20	302,770
	June	$0.20	$0.12	65,550
	May	$0.19	$0.12	105,300
	April	$0.50	$0.17	94,382
	March	$0.44	$0.32	16,730

February	$0.42	$0.30	15,110
January	$0.40	$0.31	28,037

Note:
(1) The information provided for the month of March 2005 represents trading from March 1, 2005 up to and including March 15, 2005.

Prior Sales

No common shares were sold or issued by the Corporation, including its predecessors, during the year ended December 31, 2004 or up to the date hereof. On November 18, 2004, the Corporation issued 100,000 options to purchase 100,000 common shares of the Corporation with an exercise price of $0.32 and an expiry date of November 7, 2008.

Escrowed Securities

To the Corporation's knowledge, the following table lists the number of common shares of the Corporation held in escrow as at the date hereof.

Designation of Class	Number of Securities Held in Escrow	Percentage of Class
Common Shares	8,250,000[(1)]	14.1%

Note:
(1) Pursuant to an escrow agreement among the Corporation, Computershare Investor Services Inc. and Richard W. DeVries Professional Corporation, dated April 7, 2003, a total of 18,333,333 common shares issued to Richard W. DeVries were deposited in time release escrow. Under the terms of the escrow agreement, ten (10%) percent of these common shares were released on August 7, 2003 and the balance thereof are releasable from escrow as to fifteen (15%) percent thereof every six (6) months for a period of three (3) years.

Directors and Officers

Name, Occupation and Security Holding

The following table sets forth the names, province or state and country of residence of the current directors and officers of the Corporation, their respective positions and offices with the Corporation and the date first appointed as a director and the principal occupation(s) within the past five years.

Name and Municipality of Residence	Positions with the Corporation and Date Appointed Director	Principal Occupations and Positions Held During Last Five Years
David A. Aftergood Calgary, Alberta, Canada	President, Chief Executive Officer, Chairman and Director (1995)	President and Chief Executive Officer of the Corporation since 1995.
David W. Jones Calgary, Alberta, Canada	Chief Financial Officer (2004)	Chief Financial Officer of the Corporation since 2004; Manager, Hogenson & Company LLP, Chartered Accountants; Controller of Destination Resorts Inc.; and Controller of Three Sisters Resorts Inc.
Peter C. Wallis Calgary, Alberta, Canada	Director (1996)	President and Chief Executive Officer of Van Horn Institute of International Transportation and Regulatory Affairs.
Dale Laniuk Vegreville, Alberta, Canada	Director (1998)	Chief Executive Officer of Laniuk Industries Inc. since 1998.
Richard W. DeVries Freeport, Bahamas	Director (2002)	Lawyer, President of Richard W. DeVries Professional Corporation since 1985; Counsel to Szabo & Company, Barristers and Solicitors; and Vice-President of International Benefits Management Corporation.
Justin Wah Joo Tan Kuala Lumpur, Malaysia	Director (2003)	Executive Director of Resorts World BHD since April 1999. Managing Director of Genting International PLC since May 2000 and was a director of that company from September 1991 to May 2000.

Name and Municipality of Residence	Positions with the Corporation and Date Appointed Director	Principal Occupations and Positions Held During Last Five Years
Quah Cheh Tin Selangor Darul Ehsan, Malaysia	Director (2004)	Executive Director of Genting Berhad. Executive Director and Chief Operating Officer of Resorts World BHD. Director of Asiatic Development Berhad. Alternate Director to Tan Sri Lim Kok Thay of Genting International.

As at the date hereof, the directors and officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 38,041,832 common shares or approximately 65% of the issued and outstanding common shares of the Corporation.

The Audit Committee of the board of directors currently consists of Richard W. DeVries (Chairman), David A. Aftergood (Executive), Justin Wah Joo Tan and Peter C. Wallis. The general function of the Audit Committee is to review the overall audit plan and the Corporation's system of internal controls, to review the results of the external audit, and to resolve any potential dispute with the Corporation's auditors.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director, officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation is, or has been within the past ten (10) years, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days or became a bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as disclosed below.

Richard W. DeVries is an officer of FSPI Technologies Corp. ("FSPI"). FSPI is currently subject to a cease trade order, issued by the Alberta Securities Commission (the "ASC") in 1999, as a result of irreconcilable deficiencies in its audited financial statements, and was delisted from the TSX Venture Exchange Inc. (the "TSX-V") or its predecessors in 2000.

Richard W. Devries was the president and a director of Advanced Vision Systems Corp. from February 1999 until November 2002. On July 6, 2001, the ASC issued an interim cease trade order against Advanced Vision Systems Corp. for failure to file required financial information, as did the British Columbia Securities Commission (the "BCSC") shortly thereafter (the "Financial Statement Orders"). The TSX-V also issued a bulletin on July 6, 2001 suspending the trading of shares of Advanced Vision Systems Corp. (the "Trading Suspension"). The Financial Statement Orders were subsequently revoked by the ASC and the BCSC, as the required filings had been made. This revocation of Financial Statement Orders was confirmed on March 5, 2002 by the TSX-V, at which time the TSX-V also advised that the Trading Suspension would not be revoked by the TSX-V until Advanced Vision Systems Corp. met the TSX-V's requirements for securities trading on the TSX-V. On March 10, 2004, Advanced Vision Systems Corp. was transferred to the NEX board of the TSX-V.

Peter C. Wallis is a director of EarlyRain Inc. ("EarlyRain"). EarlyRain is subject to a cease trade order issued by the ASC on June 21, 2002 and issued by the BCSC on June 11, 2002 for failure to file financial statements. Early Rain was subsequently suspended and delisted by the TSX-V and remains so at the date hereof.

Penalties or Sanctions

No director, officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a

Canadian Securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision, except as disclosed below:

On October 21, 1998, CPI Crown Properties International Corporation ("CPI") caused a loan to be made to Syndico Capital Inc. ("Syndico") in the amount of $356,581 (the "Loan") contrary to Section 6.1 of ASC Rule 46-501 (the "Rule"). CPI made the Loan relying upon the advice of one of its directors, Richard W. DeVries, who incorrectly advised that the Loan would not contravene the Rule. Upon being notified that it had breached the Rule, CPI caused Syndico to repay the Loan on March 3, 1999. Mr. DeVries co-operated fully with the ASC in its investigation. Mr. DeVries acknowledged to the ASC that in providing his advice he failed to act in the best interests of CPI and further acknowledged that by acting as a director he was not in a position to provide independent legal advice. Mr. DeVries paid an administrative penalty to the ASC of $10,000, as well as the costs of the investigation of $2,500.

Mr. Wallis was a director of HyBurn Inc. ("HyBurn"). HyBurn entered into a settlement agreement with the ASC dated November 12, 1998 with respect to HyBurn failing to file in a timely manner a Form 22 (report of outstanding securities of a private company that has ceased to be a private company), a Form 20 (report of exempt trades) and offering memoranda utilized by HyBurn in connection with the private placement of securities from September 1997 to September 1998. The transactions, which led to the obligation to initially file the foregoing materials, arose prior to the time that Mr. Wallis became a director of HyBurn. Upon learning of the deficiencies, the board of directors of HyBurn took appropriate steps to file such documents, such that no investors were prejudiced and that the public records with respect to HyBurn were correct.

Personal Bankruptcies

No director, officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Conflicts of Interest

Certain directors and officers of the Corporation and its subsidiary are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with the *Business Corporations Act* (Alberta), directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Corporation are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Corporation. Some of the directors of the Corporation have either other employment or other business or time restrictions placed on them and, accordingly, these directors of the Corporation will only be able to devote part of their time to the affairs of the Corporation.

Audit Committee

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation's systems of internal controls regarding finance and accounting and the Corporation's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the

Corporation's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Corporation's financial reporting and internal control system and review the Corporation's financial statements.
- Review and appraise the performance of the Corporation's external auditors.
- Provide an open avenue of communication among the Corporation's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of four directors as determined by the Board of Directors.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Corporation's Charter, the definition of "financially literate" is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of "accounting or related financial management expertise" is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1. Documents/Reports Review

   (a) Review and update this Charter annually.

   (b) Review the Corporation's financial statements, MD&A and any annual and interim earnings, press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

2. External Auditors

   (a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Corporation, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Corporation's accounting principles, internal controls and the completeness and accuracy of the Corporation's financial statements.

(g) Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

    (i) the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent of the total amount of billings paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

    (ii) such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

    (iii) such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Corporation's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Corporation's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

3. Composition of the Audit Committee

The following are the members of the Committee:

Richard W. DeVries	Independent[1]	Financially literate[1]
David A. Aftergood	Not Independent[1]	Financially literate[1]
Justin Wah Joo Tan	Independent[1]	Financially literate[1]
Peter C. Wallis	Independent[1]	Financially literate[1]

Note:
(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation's external auditors in each of the last two fiscal years for audit fees are approximately as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2004	$13,856	Nil	Nil	Nil
2003	$10,000	Nil	Nil	Nil

Note:
(1) The aggregate fees billed by the Corporation's external auditor for 2005, as at the date hereof are $16,250.

Other

The Corporation is relying on the exemption provided in Section 6.1 of Multilateral Instrument 52-110.

Audit Committee Experience

Related experience and/or education of the Committee applicable to their roles:

(a) Justin Wah Joo Tan – Executive Director of Resorts World BHD and Managing Director of Genting International PLC, both publicly traded companies. Additionally, Mr. Tan holds an FCPA (Fellow) with the Australian Society of Certified Practising Accountants, an ACMA (Associate) with the Chartered Institute of Management Accountants (UK) and a B. Econ. (Honours) from the University of Malaya.

(b) David A. Aftergood – President and CEO of Pacific Lottery Corporation, a publicly traded company, for the past nine years. Additionally, Mr. Aftergood holds a B.A. (Honours) in Economics from McGill University and a Post-Graduate Diploma from the University of Saskatchewan.

(c) Peter C. Wallis – President and CEO of the Van Horne Institute for International Transportation and Regulatory Affairs. Mr. Wallis is a director and/or officer of several publicly traded companies in Canada. Additionally, Mr. Wallis is a Barrister and Solicitor in Ontario, Canada, holding a LL.B from Osgoode Hall and a LL.M from the London School of Economics.

(d) Richard W. DeVries - President of Richard W. DeVries Professional Corporation since 1985. Additionally, Mr. DeVries is a lawyer who acted as counsel to Szabo & Company, Barristers and Solicitors. Finally, Mr. DeVries is the Vice-President of International Benefits Management Corporation.

Promoters

David A. Aftergood may be considered to be the promoter of the Corporation and has not received any additional compensation for services rendered in such capacity other than as paid by the Corporation to him in his capacity as an executive officer. Details of Mr. Aftergood's compensation and share holding are found in the Corporation's management information circular which was filed on SEDAR on October 26, 2004 and is available on SEDAR at www.sedar.com.

Legal Proceedings

There are currently no legal proceedings being contemplated by the Corporation. Management of the Corporation is currently not aware of any legal proceedings actual or threatened involving the Corporation that are material to the business and affairs of the Corporation.

Interests of Management and Others in Material Transactions

Other than as herein described, management of the Corporation is not aware of any material interests, direct or indirect, of any director, executive officer or principal shareholder of the Corporation or any associate or affiliate of any of them in any transaction during the three most recently completed financial years, or any proposed transaction, that has materially affected or will materially affect the Corporation.

Transfer Agents and Registrars

Computershare Trust Company of Canada at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, is the transfer agent and registrar for the common shares of the Corporation.

Material Contracts

The Corporation and its predecessors did not enter into any material contracts other than in the ordinary course of business during the year ended December 31, 2004.

Additional Information

Additional information related to the Corporation may be found through SEDAR at www.sedar.com.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, and securities authorized for issuance under equity compensation plans, transactions, if applicable, is contained in the Corporation's management information circular for its annual meeting of shareholders held on November 18, 2004 that involved the election of directors and which was filed on SEDAR on October 26, 2004. Additional financial information is provided in the Corporation's audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2004.

82-4832

FORM 51-102F3
MATERIAL CHANGE REPORT

PACIFIC LOTTERY CORPORATION
201, 3740F 11A Street N.E., Calgary, Alberta T2E 6M6

ALBERTA SECURITIES COMMISSION
410, 300 - 5th venue S.W.
Calgary, Alberta, T2P 3C4

BRITISH COLUMBIA SECURITIES COMMISSION
P.O. Box 10142 Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2

ONTARIO SECURITIES COMMISSION
Cadillac Fairview Tower
1800, Box 55, 20 Queen Street West
Toronto, Ontario M5H 3S8

TSX VENTURE EXCHANGE INC.
10th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta, T2P 3C4

Dear Sirs:

Re: Pacific Lottery Corporation ("Pacific Lottery" or the "Corporation")
Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of the Corporation. For convenience, this letter is itemized in the same manner as Form 51-102F3. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation's shares are currently listed.

Item 1 - Name and Address Reporting Issuer

Pacific Lottery Corporation
201, 3740F 11A Street N.E.,
Calgary, Alberta T2E 6M6

Telephone: (403) 266-8900
Facsimile: (403) 266-8909

Item 2 - Date of Material Change

March 31, 2005

Item 3 - News Release

News Release issued on March 31, 2005 via CNN Matthews Newswire

Item 4 - Summary of Material Change

See Below

Item 5 - Full Description of Material Change

Pacific Lottery Corporation (TSX Venture: LUK), further to the news release issued on March 11, 2005 wherein the Corporation announced the proposed $5,000,000 private placement, would like to clarify that each unit will consist of one (1) common share and one half (1/2) common share purchase warrant ("Warrant"). Each whole Warrant will entitle the holder thereof to purchase a further common share at an exercise price of $0.35 per common share on or before the expiration of the first twelve (12) months from the date of issuance and thereafter at an exercise price of $0.45 per common share until the expiration of twenty-four (24) months from the date of issuance. The units issued through this private placement will be subject to a four (4) month hold period from the date of issue. Completion of the private placement is subject to due diligence by Haywood Securities Inc. ("Haywood") and the receipt of all regulatory approvals. Additionally, Haywood has the option, exercisable at any time prior to the Closing, to increase the size of the offering by up to $750,000 or 3,000,000 units such that the total offering would be 23,000,000 units for total gross proceeds of $5,750,000.

Item 6 - Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

No omitted information.

Item 8 - Executive Officer

The name of the Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

David W. Jones
Chief Financial Officer
Telephone: (403) 266-8900
Facsimile: (403) 266-8909

Item 9 - Date of Report

This report is dated the 31th day of March, 2005

82-4832.

NEWS RELEASE

Pacific Lottery Corporation

Suite 201 – 3740F -11A Street N.E., Calgary, Alberta T2E 6M6

FOR IMMEDIATE RELEASE **March 31, 2005**

PACIFIC LOTTERY CORPORATION FURTHER ANNOUNCES TERMS OF IT'S ENGAGEMENT WITH HAYWOOD SECURITIES INC. FOR A PROPOSED $5,000,000 PRIVATE PLACEMENT FINANCING

Calgary, Alberta - Pacific Lottery Corporation (TSX Venture: LUK), further to the news release issued on March 11, 2005 wherein the Corporation announced the proposed $5,000,000 private placement, would like to clarify that each unit will consist of one (1) common share and one half (1/2) common share purchase warrant ("Warrant"). Each whole Warrant will entitle the holder thereof to purchase a further common share at an exercise price of $0.35 per common share on or before the expiration of the first twelve (12) months from the date of issuance and thereafter at an exercise price of $0.45 per common share until the expiration of twenty-four (24) months from the date of issuance. The units issued through this private placement will be subject to a four (4) month hold period from the date of issue. Completion of the private placement is subject to due diligence by Haywood Securities Inc. ("Haywood") and the receipt of all regulatory approvals. Additionally, Haywood has the option, exercisable at any time prior to the Closing, to increase the size of the offering by up to $750,000 or 3,000,000 units such that the total offering would be 23,000,000 units for total gross proceeds of $5,750,000.

For further information please contact:
David W. Jones, Chief Financial Officer
Telephone: (403) 266-8900
Fax: (403) 266-8909 / E-mail: info@pacificlottery.ca

SEC 12g exemption: 82-4832

This release contains forward-looking statements within the meaning of the United States Private Securities Litigation Act of 1995. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of the Company, or industry results to differ materially from those reflected in the forward-looking statements. Forward-looking statements are based on the current expectations, projections and opinions of the Company's management, and the Company undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Insider transaction detail - View details for issuer

2005-04-08 17:19 ET

Transactions sorted by : **Insider**
Issuer name : **pacific lottery (Starts with)**
Transaction date range : **November 18, 2004 - March 31, 2005**

Issuer name: Pacific Lottery Corporation

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " *equivalent number or value of underlying securities" reflects the" total number* or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: DeVries, Richard Winston													
Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer													
Security designation: Common Shares													
372706	2004-12-07	2004-12-15	Indirect Ownership : Richard W. DeVries Professional Corporation	10 - Acquisition or disposition in the public market	-100,000	0.3000	14,710,333						

Pacific Lottery Corporation

News Release
For Immediate Release

Trading symbol: **TSX-V: LUK**
January 6th 2005

Pacific Lottery receives Performance Guarantee from Vietnamese Lottery Terminal Manufacturer.

(Calgary, Alberta), Pacific Lottery Corporation announces the receipt of a satisfactory Performance Guarantee from its Vietnamese Lottery Terminal Manufacturer, signalling the beginning of an important activity directly related to the launching of the Ho Chi Minh City (formerly Saigon) online lottery program.

"This event satisfies an important condition of our production contract and marks the beginning of full scale commercial production of our modern on line lottery Terminals," said David Aftergood, President and CEO. "We expect the Terminals to be installed immediately upon delivery as part of the launch of the Ho Chi Minh City on line lottery program."

The production agreement followed upon the recent successful testing of the prototype Terminal produced by IMET, a Vietnamese State owned and controlled company. The commercial production of the Terminals will be carried out by HANEL (Hanoi Electronics Corporation) under the terms of an Agreement that calls for the initial production of 600 modern online lottery Terminals for use in the Ho Chi Minh City lottery rollout.

Pacific Lottery expects to take delivery of the Terminals over the course of the next twelve to sixteen weeks. The Terminals will be installed in the retailer network on a rolling basis as they are tested and delivered. Aftergood added "The delivery of these lottery Terminals will mark a significant milestone in the expansion of the Vietnamese National Online Lottery program to Ho Chi Minh City."

The recently signed Production Agreement requires a deposit payment of 50 percent of the total cost be made at time of order, subject to receipt of satisfactory performance bond or guarantee. A further 40 percent payment made at time of delivery and a final 10 percent of total cost paid one month after delivery of the Terminals.

#201, 3740F – 11A Street N.E., Calgary, Alberta T2E 6M6
Phone: (403) 266-8900 Phone: (403) 266-8909

About Pacific Lottery Corporation:
Pacific Lottery Corporation is engaged in the outsource management of online lotteries and related professional services for delivery to a growing audience of international customers. Today, The Corporation is engaged in the installation of its online lottery contract in support of the establishment of the Ho Chi Minh City Lottery program and leads the technical support activities for the on-line lottery system run by the Construction Lottery of the Capital-Hanoi in Vietnam.

For further information, please visit our website at: www.pacificlottery.ca

Or contact:

David Aftergood
CEO

Phone: (403) 266-8900
Fax: (403) 266-8909
E-mail: info@pacificlottery.ca

SEC 12g exemption 82-4832

The TSX- Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this news release.

Pacific Lottery Corporation

NEWS RELEASE

Pacific Lottery Corporation

Suite 201 – 3740F -11A Street N.E., Calgary, Alberta T2E 6M6

FOR IMMEDIATE RELEASE **March 11, 2005**

PACIFIC LOTTERY CORPORATION ANNOUNCES ENGAGEMENT LETTER WITH HAYWOOD SECURITIES INC. FOR A PROPOSED $5,000,000.00 PRIVATE PLACEMENT FINANCING

Calgary, Alberta - Pacific Lottery Corporation (TSX Venture: LUK) announces that the Corporation has entered into a letter of engagement with Haywood Securities Inc. ("Haywood") pursuant to which Haywood has agreed to sell, on a commercially reasonable best efforts basis by way of a private placement, up to 20,000,000 units of the Corporation at a purchase price of $0.25 per unit for gross proceeds of up to $5,000,000.00. The net proceeds from this private placement will be used for the purchase of equipment and marketing activities related to its contract to supply technology to the Government of Vietnam for the implementation and operation of a national online lottery program in Ho Chi Minh City (formerly Saigon) Vietnam.

Each unit will consist of one (1) common share and a two year one half (1/2) share purchase warrant. Every two share purchase warrant will entitle the holder thereof to purchase a further common share at an exercise price of $0.35 per common share on or before the expiration of the first twelve (12) months from the date of issuance and thereafter at an exercise price of $0.45 per common share until the expiration of twenty-four (24) months from the date of issuance. The units issued through this private placement will be subject to a four (4) month hold period from the date of issue. Completion of the private placement is subject to technical, legal and financial due diligence by Haywood and the receipt of all regulatory approvals.

On closing of the private placement, expected on March 31st 2005, the Corporation will pay Haywood a cash commission and will issue broker options entitling Haywood to purchase up to 12% of the units sold under the private placement to be issued under the same terms of the Offering and exercisable for a period of twenty-four (24) months from the date of issue.

Haywood may terminate the engagement letter at any time by notice in writing to the Corporation if, in its sole discretion, Haywood is not satisfied with the result of its due diligence and/or the general market conditions at the time of marketing the private placement. It is anticipated that insiders of the Corporation will participate in this Offering. At the completion of the private placement, the Corporation and Haywood will enter into a formal agency agreement. This is intended to replace the previously announced financing involving Wolverton Securities Ltd. as disclosed in the Corporations news release dated September 20th 2004

For further information please contact:
David Aftergood, Chief Executive Officer
Telephone: (403) 266-8900
Fax: (403) 266-8909 / E-mail: info@pacificlottery.ca

SEC 12g exemption: 82-4832

THE TSX VENTURE EXCHANGE INC. HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

This release contains forward-looking statements within the meaning of the United States Private Securities Litigation Act of 1995. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of the Company, or industry results to differ materially from those reflected in the forward-looking statements. Forward-looking statements are based on the current expectations, projections and opinions of the Company's management, and the Company undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

82-4052

FORM 51-102F3
MATERIAL CHANGE REPORT

PACIFIC LOTTERY CORPORATION
201, 3740F 11A Street N.E., Calgary, Alberta T2E 6M6

ALBERTA SECURITIES COMMISSION
410, 300 - 5th venue S.W.
Calgary, Alberta, T2P 3C4

BRITISH COLUMBIA SECURITIES COMMISSION
P.O. Box 10142 Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2

ONTARIO SECURITIES COMMISSION
Cadillac Fairview Tower
1800, Box 55, 20 Queen Street West
Toronto, Ontario M5H 3S8

TSX VENTURE EXCHANGE INC.
10th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta, T2P 3C4

Dear Sirs:

Re: Pacific Lottery Corporation ("Pacific Lottery" or the "Corporation")
Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of the Corporation. For convenience, this letter is itemized in the same manner as Form 51-102F3. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation's shares are currently listed.

Item 1 - Name and Address Reporting Issuer

Pacific Lottery Corporation
201, 3740F 11A Street N.E.,
Calgary, Alberta T2E 6M6

Telephone: (403) 266-8900
Facsimile: (403) 266-8909

Item 2 - Date of Material Change

March 11, 2005

Item 3 - News Release

News Release issued on March 11, 2005 via CNN Matthews Newswire

Item 4 - Summary of Material Change

See Below

Item 5 - Full Description of Material Change

Pacific Lottery Corporation (the "Corporation") announces that the Corporation has entered into a letter of engagement with Haywood Securities Inc. ("Haywood") pursuant to which Haywood has agreed to sell, on a commercially reasonable efforts basis by way of a private placement, up to 20,000,000 units of the Corporation at a purchase price of $0.25 per unit for gross proceeds of up to $5,000,000.00. The net proceeds from this private placement will be used for the purchase of equipment and marketing activities related to its contract to supply technology to the Government of Vietnam for the implementation and operation of a national online lottery program in Ho Chi Minh City (formerly Saigon) Vietnam.

Each unit will consist of one (1) common share and a two year one half (1/2) share purchase warrant. Every two share purchase warrant will entitle the holder thereof to purchase a further common share at an exercise price of $0.35 per common share on or before the expiration of the first twelve (12) months from the date of issuance and thereafter at an exercise price of $0.45 per common share until the expiration of twenty-four (24) months from the date of issuance. The units issued through this private placement will be subject to a four (4) month hold period from the date of issue. Completion of the private placement is subject to technical, legal and financial due diligence by Haywood and the receipt of all regulatory approvals.

On closing of the private placement, the Corporation will pay Haywood a cash commission equal to 8% of the gross proceeds out of the Offering and will issue broker options entitling Haywood to purchase up to 12% of the units sold under the private placement to be issued under the same terms of the Offering and exercisable for a period of twenty-four (24) months from the date of issue.

Haywood may terminate the engagement letter at any time by notice in writing to the Corporation if, in its sole discretion, Haywood is not satisfied with the result of its due diligence and/or the general market conditions at the time of marketing the private placement. At the completion of the private placement, the Corporation and Haywood will enter into a formal agency agreement. This is intended to replace the previously announced financing involving Wolverton Securities Ltd. as disclosed in the Corporations news release dated September 20th 2004.

Item 6 - Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

No omitted information.

Item 8 - Executive Officer

The name of the Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

David Aftergood
Chief Executive Officer
Telephone: (403) 266-8900
Facsimile: (403) 266-8909

Item 9 - Date of Report

This report is dated the 11th day of March, 2005

82-4832

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Pacific Lottery Corporation**

Financial Year Ending, used in
Calculating the participation fee: December 31, 2004

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		58,704,016
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$0.42
Market value of class or series	=	$24,900,286.78(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): Not applicable (B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = **$24,900,286.78**

Total fee payable in accordance with Appendix A of the Rule **$1,000**